                                                                    Exhibit 99.2


[VIVENDI UNIVERSAL LOGO]


NOTE: THIS PRESS RELEASE CONTAINS CONSOLIDATED RESULTS THAT ARE UNAUDITED. THE RESULTS ARE ESTABLISHED UNDER FRENCH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (FRENCH-GAAP).

      VIVENDI UNIVERSAL'S PERFORMANCE FOR THE FIRST QUARTER OF 2004 SHOWED
                   SIGNIFICANT PROGRESS COMPARED TO A YEAR AGO


      - OPERATING INCOME of E930 million, up 32% versus last year on a pro forma(1) and constant currency basis.

      -     ADJUSTED NET INCOME(2) of E239 million, versus a loss E56 million.

      -     NET LOSS(2) of E6 million, versus a net loss of E319 million.

      - CONSOLIDATED CASH-FLOW FROM OPERATIONS(3) of E1,268 million, versus E840 million last year on a pro forma basis.

      - PROPORTIONATE CASH-FLOW FROM OPERATIONS(4) of E873 million, versus E444 million last year on a pro forma basis.

      - NET DEBT(5) of E11.6 billion on March 31, 2004. As of today, after the NBC Universal closing, Vivendi Universal's net debt is approximately E7 billion.


                        COMMENTS ON THE GROUP'S EARNINGS:

REVENUES

PARIS, MAY 27, 2004 - For the first quarter of 2004, Vivendi Universal [PARIS
BOURSE: EX FP; NYSE: V] reported revenues of E5,973 million compared with E6,232 million for the first quarter of 2003, that is a 4% decline. On a pro forma basis, revenues were up 1%, and 7% at constant currency, for the first quarter of 2004. On a comparable basis(6), revenues were up 5%, and 11% at constant currency.

OPERATING INCOME

For the first quarter of 2004, operating income was E930 million, up 10% compared with E844 million for the same period last year. On a pro forma basis, operating income was up 27%, despite the

--------

(1) The pro forma information illustrates the effect of the divestitures of Telepiu in April 2003 and Comareg in May 2003 as if these transactions had occurred at the beginning of 2003. The pro forma information is calculated as the actual results of Vivendi Universal's businesses less the actual results reported by each of the divested businesses in each period presented. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2003.

(2) For reconciliation of net income (loss) to adjusted net income (loss) please refer to the table in the supplementary schedules attached to this release.

(3) Net cash provided by operating activities net of capital expenditures and before financing costs and taxes.

(4)  Defined as cash flow from operations excluding the minority stake.

(5)  French GAAP gross debt less cash and cash equivalents.

(6) Comparable basis essentially illustrates the effect of the divestitures at Canal+ Group (Telepiu, Canal+ Nordic, Canal+ Belgium and Flemish, etc...), VUE (Spencer Gifts), VUP (Comareg and Atica & Scipione) and Vivendi Telecom Hungary, the abandonment of Internet operations and includes the full consolidation of Telecom Developpement at SFR Cegetel Group as if those transactions had occurred at the beginning of 2003.


                                      1/12
negative impact from the euro/dollar average exchange rate. On a constant currency basis, pro forma operating income growth would have been 32% (and 29% on a comparable basis).

The E199 million progress of the pro forma operating income was achieved through:

+  E87 million improvement at SFR Cegetel group,

+ E33 million improvement at Vivendi Universal Entertainment, driven by strong performances at Universal Television Group, as well as the divestiture of Spencer Gifts,

+ E29 million improvement at Canal+ Group, which recorded E45 million of operating income in the first quarter of 2003 including some provision reversal,

+ E25 million improvement at the holding level thanks to efficient cost management,

+  E23 million improvement at Maroc Telecom,

+  E12 million improvement at Universal Music Group,

+ E11 million from the elimination of the company's cash drains (Internet operations, VTI and Vivendi Valorisation),

and was slightly offset by:

-  E21 million decline at VU Games.


ADJUSTED NET INCOME (LOSS)

For the first quarter of 2004, the adjusted net income amounted to E239 million, versus an adjusted net loss of E56 million for the same period last year. This E295 million progress was achieved thanks to strong operating results, no foreign exchange loss (versus a E80 million loss for the same period in 2003) and the improvement of equity in earnings of unconsolidated companies (profit of E45 million versus a loss of E72 million in 2003).

NET INCOME (LOSS)

In the first quarter of 2004, net loss amounted to E6 million or E0.01 per share (basic and diluted) compared to a net loss of E319 million or E0.30 per share (basic and diluted) in the first quarter of 2003.

CONSOLIDATED CASH-FLOW FROM OPERATIONS

For the first quarter of 2004, consolidated cash-flow from operations was E1,268 million, versus E840 million for the same period in 2003, on a pro forma basis.

PROPORTIONATE CASH-FLOW FROM OPERATIONS

Proportionate cash-flow from operations was E873 million, versus E444 million, in the first quarter of 2003, on a pro forma basis.

This strong performance is the result of Vivendi Universal's continuing focus on cash generation and the significant improvements achieved at Canal+ Group, VUE, Corporate, VUG and Maroc Telecom.

NET DEBT

The net debt at the end of March 2004 was E11.6 billion. As of today, after the NBC Universal closing, Vivendi Universal's net debt is approximately E7 billion.


                                      2/12

     COMMENTS ON OPERATING INCOME FOR VIVENDI UNIVERSAL'S MEDIA AND TELECOM
                                  BUSINESSES:


MEDIA ACTIVITY (as fully consolidated at 100%)

FOR THE FIRST QUARTER OF 2004, MEDIA BUSINESSES HAVE GENERATED E259 MILLION OF OPERATING INCOME.

CANAL+ GROUP (100% VIVENDI UNIVERSAL ECONOMIC INTEREST):

                                       1st quarter    Variation       Variation
In millions of                             2004       Pro forma       Comparable
euros                                                                  basis**
--------------------------------------------------------------------------------
Revenue                                    923              -1%           +  8%
                                                             0%*          +  9%*
Operating                                   74            + 64%           + 68%
Income

*    Variation at constant currency.

** Comparable basis illustrating the effect of the divestitures at Canal+ Group (Telepiu, Canal+ Nordic, Canal+ Belgium and Flemish, etc...) as if those transactions had occurred at the beginning of 2003.

Significant improvement in Canal+ Group's operating income up 68% on a comparable basis.

Canal+ Group reported first quarter operating income of E74 million. Neutralizing the effect of changes in scope of consolidation - primarily the sale of Telepiu at end-April 2003 - period-on-period growth came at 68%.

All the French pay-television operations, the Group's core business, improved. This strong improvement was primarily driven by the Premium Channel's performance over the period. This activity benefited from the positive impact of the cost control process initiated by the management since 2003 and the significant increase in advertising, reflecting the larger overall audience and the higher satisfaction rate.

In parallel, the Group's movie business had several successful high margin releases such as "Les Rivieres Pourpres 2" and "Podium" in addition to continuing strong sales of the DVD "Les Nuls l'integrule".


UNIVERSAL MUSIC GROUP (92% VIVENDI UNIVERSAL ECONOMIC INTEREST):

                                                      1st quarter    Variation
In millions of                                            2004
euros
--------------------------------------------------------------------------------
Revenue                                                   978           - 11%
                                                                        -  5%*
Operating                                                 (16)          + 43%
Income                                                                  + 36%*

*    Variation at constant currency.

UMG significantly improved its operating income

Operating income was a loss of E16 million versus a loss last year of E28 million. This improvement was driven by cost savings, particularly lower marketing and overhead expenses. This was partly offset by the margin impact of the drop in sales volumes and the increase in amortization expenses as a


                                      3/12
result of a reduction in the catalogue amortization period from 20 to 15 years as well as higher restructuring costs.

Major new releases for the remainder of the year include new albums from 50 Cent, Mariah Carey, Eminem, Nelly and U2 in addition to Greatest Hits from Jay Z, George Strait and Shania Twain.


VIVENDI UNIVERSAL GAMES (99% VIVENDI UNIVERSAL ECONOMIC INTEREST):

                                                        1st quarter    Variation
In millions of                                              2004
euros
--------------------------------------------------------------------------------
Revenue                                                      77           -27%
                                                                          -17%*
Operating                                                   (45)          -88%
Income                                                                  -x2.2*

*    Variation at constant currency.

Vivendi Universal Games performance continued to suffer a decline.

Vivendi Universal Games operating loss for the first quarter was E45 million. This loss was approximately twice higher when compared to the same period last year. In January 2004, a new management team was put in place to implement a turn around plan. The first quarter results include costs associated with such turn around, including canceling titles and reducing the carrying value of other titles to their estimated net realizable value. In addition, along the accounting rules set forth last year, substantially all internal development costs are currently expensed as incurred.

2004 will be a transition year. The new management team is focused on developing high quality games on a timely basis, actively reducing the operating costs basis and leveraging a world-wide organization.


VIVENDI UNIVERSAL ENTERTAINMENT (86% VIVENDI UNIVERSAL ECONOMIC INTEREST):

                                        1st quarter    Variation      Variation
In millions of                              2004                      Comparable
euros                                                                  basis**
--------------------------------------------------------------------------------
Revenue                                    1,493         + 3%            + 8%
                                                         +21%*           +27%*
Operating                                    246         +15%            + 8%
Income                                                   +36%*           +27%*

*    Variation at constant currency.

** Comparable basis illustrating the sale of Spencer Gifts as if this transaction had occurred at the beginning of 2003.

On a comparable basis and at constant currency, VUE's operating income increased 27%.

VUE operating income increased E33 million or 15%, mainly due to a strong performance at Universal Television Group and the improvement in Universal Parks and Resorts and other. On a comparable basis and at constant currency, operating income grew 27%.

Universal Pictures Group operating income was down 13% (up 2% at constant currency) when compared to the same period last year. Universal Television Group operating income increased 14% (up 33% at constant currency). Operating income at Universal Parks and Resorts improved 36% (up


                                      4/12

25% at constant currency) versus prior year mainly due to theme park attendance gains at Universal Studios Hollywood.

TELECOM ACTIVITY (as fully consolidated at 100%) FOR THE FIRST QUARTER OF 2004, TELECOM BUSINESSES HAVE GENERATED AN OPERATING INCOME OF E713 MILLION.


SFR CEGETEL GROUP (APPROXIMATELY 56% VIVENDI UNIVERSAL ECONOMIC INTEREST):

                                        1st quarter    Variation      Variation
In millions of                              2004                      Comparable
euros                                                                  basis**
--------------------------------------------------------------------------------
Revenue                                    2,058         + 16%          + 14%

Operating                                    552         + 19%          + 17%
Income

** Comparable basis illustrating the full consolidation of Telecom Developpement at SFR Cegetel Group as if the merger had occurred at the beginning of 2003.

SFR Cegetel Group's operating income grew 19% to E552 million.

SFR Cegetel Group consolidated revenues for the first quarter of 2004 increased by 16% (and 14% on a comparable basis) to E2,058 million and operating income grew 19% (and 17% on a comparable basis) to E552 million.

Mobile telephony achieved excellent performance with a revenue growth of 12%(7) (and 15% on a comparable basis) to E1,755 million, driven by continuing growth trend of customer base and favorable ARPU evolution. Annual rolling ARPU(8) grew 3% to E435 compared to the first quarter of 2003, due to improved customer mix to 58.5% of postpaid against 54.2% at the end of March 2003 and ongoing take-up of available data services.

This, combined with strong control of customer acquisition and retention costs, led to an increase of 18%(7) (also 18% on a comparable basis) in operating income to E557 million.

Fixed telephony revenues are up 39%(7) (and 9% on a comparable basis) to E303 million, mainly explained by growing retail and wholesale broadband Internet.

Fixed telephony reported operating loss of E5 million for the first quarter of 2004, compared with a loss of E8 million(7) (and a loss of E1 million on a comparable basis) in 2003, the growth in revenue being more than offset by start-up costs of the broadband Internet offer launched in January 2004.


--------

(7) Please note that further to the merger of SFR and Cegetel Groupe S.A. and also to better reflect the performances of each separate businesses, SFR Cegetel Group has reallocated holding and other results, which were previously reported in the "fixed and other" line renamed "fixed and internet", to the "mobile" line. As a consequence, SFR Cegetel Group's breakdown of results by business differs from figures published in 2003.

(8) ARPU (Average Revenue Per User) is defined as revenues net of promotions excluding roaming in and equipment sales divided by average ART total customer base for the reference period.


                                      5/12

MAROC TELECOM (35% VIVENDI UNIVERSAL ECONOMIC INTEREST):

                                                        1st quarter    Variation
IN MILLIONS OF                                              2004
EUROS
--------------------------------------------------------------------------------
Revenue                                                     376          + 5%
                                                                         + 9%*
Operating                                                   161          +17%
Income                                                                   +20%*

*    Variation at constant currency.

Maroc Telecom operating income grew 17% thanks to an efficient control of costs.

Operating income amounted to E161 million, up 17% compared with the first quarter of 2003 (up 20% at constant currency). Operating margin was up 4 points to 43%.

This strong performance was achieved thanks to revenues growth (which were up 9% at constant currency), efficient cost management and lower bad debt. These positive effects were slightly offset by fixed higher termination costs and by a higher number of sold handsets (up 20% versus 2003) for the mobile operations.

OTHER PROFIT AND LOSS HIGHLIGHTS FOR THE FIRST QUARTER OF 2004

FINANCING EXPENSE

In the first quarter of 2004, financing expense amounted to E162 million compared with E180 million for the same period in 2003. Average gross debt decreased to E13.0 billion in the first quarter of 2004 from E18.9 billion in the first quarter of 2003 including the E4 billion investment to increase Vivendi Universal's stake in SFR Cegetel Group in 2003. Nonetheless, as a result of the refinancing of the debt at a time when Vivendi Universal's debt was poorly rated, the average cost of gross debt increased from 4.34% in 2003 to 5.27% in 2004, including management of interest costs.

OTHER FINANCIAL EXPENSES, NET OF PROVISIONS

In the first quarter of 2004, other financial expenses, net of provisions, amounted to E121 million compared to E146 million in the first quarter of 2003. For the first quarter of 2004, they were mainly comprised of financial provisions amounted to E102 million (mostly comprised of provision accruals as a result of the mark-to-market of interest rate swaps (E42 million) and DuPont shares (E48 million)).

GAIN ON BUSINESSES SOLD, NET OF PROVISIONS

Since January 2004 and until end of May, divestitures signed or finalized by Vivendi Universal were mainly comprised of Vivendi Universal interest in Vivendi Universal Entertainment, Atica & Scipione, Quirat+, Kencell, Sportfive, some Expand subsidiaries and some real estate assets. For the first quarter of 2004, gain on businesses sold, net of provisions amounted to E11 million.

INCOME TAX EXPENSE

For the first quarter of 2004, income tax expense totaled E297 million compared with E307 million for the same period in 2003 which included E34 million of taxes on asset sales.

EQUITY IN (LOSSES) EARNINGS OF UNCONSOLIDATED COMPANIES

As of March 31, 2004, equity in earnings of unconsolidated companies amounted to E45 million compared with a loss of E72 million as of March 31, 2003. This improvement was mostly driven by Elektrim Telekomunikacja which mainly benefited from the divestiture of Elnet, as well as the improvement of Universal Parks and Resorts results.


                                      6/12

GOODWILL AMORTIZATION

For the first quarter of 2004, goodwill amortization declined 48% to E146 million, primarily due to the exceptional write-off recorded by Canal+ Group in the first quarter of 2003.

MINORITY INTERESTS

In the first quarter of 2004, the minority interest expense totaled E266 million, compared with E256 million for the same period in 2003, primarily comprised of minority interests at SFR Cegetel Group and Maroc Telecom.

ANALYST CONFERENCE CALL (Media invited on a listen only basis).

Speaker: Mr. Jacques Espinasse, Executive Vice President and Chief Financial Officer
Date: Thursday May 27, 2004               3:00 PM Paris time
                                          2:00 PM London time
                                          09:00 AM New York EST

CONFERENCE CALL DETAILS:

FRANCE: +33 (0)1 71 71 81 99 - Access code: 750785
UK: +44 (0) 207 098 0703 - Access Code: 338727
US toll free: +00 (1) 866 239.0750 - Access Code: 338727
US: +00 (1) 718 354.1158 - Access Code: 338727

WEBCAST DETAILS:

The meeting/call will also be webcast at: http://finance.vivendiuniversal.com

IMPORTANT DISCLAIMER

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that : the estimated levels of cash-flow and revenues stated will not be realized, that the synergies and other benefits associated with certain transactions will not be materialized; the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed disposals and/or restructurings will not materialize in the timing or manner described above; Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders are urged to read those documents at the Commission's website at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal. Vivendi Universal does not undertake, and expressly disclaims any obligation to provide, update or to revise any forward-looking statements.


CONTACTS :


MEDIA                          INVESTOR
PARIS                          RELATIONS
Antoine Lefort                 PARIS
+33 (0) 1 71 71 11 80          Daniel Scolan
Agnes Vetillart                +33 (0) 171 71 32 91
+33 (0) 1 71 71 30 82          Laurence Daniel
Alain Delrieu                  +33 (0) 171 71 12 33
+33 (0) 1 71 71 10 86
NEW YORK                       NEW YORK
Flavie Lemarchand              Eileen McLaughlin
+(1) 212.572.1118              +(1) 212.572.8961



                                      7/12

                                   APPENDIX I

                               VIVENDI UNIVERSAL
                        CONSOLIDATED STATEMENT OF INCOME
                            (French GAAP, unaudited)


                                                                Quarter ended March 31,
                                                                -----------------------
(In millions of euros, except per share amounts)                   2004          2003
                                                                 -------       -------

Revenues                                                         E 5,973       E 6,232
OPERATING INCOME                                                 E   930       E   844
Financing expense                                                   (162)         (180)
Other financial expenses, net of provisions                         (121)         (146)
                                                                 -------       -------
Financing and other expenses, net                                E  (283)      E  (326)
                                                                 -------       -------

INCOME BEFORE GAIN ON BUSINESSES SOLD, NET OF
PROVISION, INCOME TAXES, EQUITY INTEREST,
GOODWILL AMORTIZATION AND MINORITY INTERESTS                     E   647       E   518

Gain on businesses sold, net of provisions                            11            81
Income tax expense                                                  (297)         (307)
                                                                 -------       -------
INCOME BEFORE EQUITY INTEREST, GOODWILL
AMORTIZATION AND MINORITY INTERESTS                              E   361       E   292


Equity in (losses) earnings of unconsolidated companies       (a)     45           (72)

Goodwill amortization                                               (146)         (283)
                                                                 -------       -------
INCOME (LOSS) BEFORE MINORITY INTERESTS                          E   260       E   (63)
Minority interests                                                  (266)         (256)
                                                                 -------       -------
NET LOSS                                                         E    (6)      E  (319)
                                                                 =======       =======
LOSS PER SHARE - BASIC AND DILUTED                               E (0.01)      E (0.30)
                                                                 =======       =======
Weighted average common shares outstanding (in millions)      (b)1,071.5       1,070.1


(a) In 2003, included earnings of sold subsidiaries comprised of the Consumer Press Division, which was sold in early February 2003.

(b) Excluding treasury shares recorded as a reduction of shareholders' equity (that is 3,166 shares as at March 31, 2004). The weighted average common shares outstanding including the potential dilution effect of outstanding convertible bonds and stock options represented approximately 1,207.7 million common shares as at March 31, 2004. The financial instruments with potential dilution effect that were in the money as of March 31, 2004 represented approximately 96.7 million common shares out of 136.2 million common shares to be potentially issued.



                                      8/12

                                   APPENDIX II
                                VIVENDI UNIVERSAL
       RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED NET INCOME (LOSS)
                            (French GAAP, unaudited)


                                                                                         Quarter ended March 31,
                                                                                     ----------------------------
(In millions of euros)                                                                 2004      2003      Change
----------------------                                                                 ----      ----      ------
NET INCOME (LOSS)                                                                (a) E    (6)   E (319)      313

Adjustments to determine adjusted net income (loss)
  Financial provisions and amortization of financial charges                     (b)     112      (378)      490
  Realized losses reported in other financial expenses, net of
  financial provisions taken previously                                          (c)       5       316      (311)
  Other non-operating, non-recurring items reported in other financial
  expenses, net of provisions                                                             --       114      (114)
                                                                                    --------    ------     -----
 Subtotal impact on financing and other expenses, net (see note below)              E    117    E   52        65
  Gain on businesses sold, net of provisions                                     (a)     (11)      (81)       70
  Goodwill amortization                                                          (a)     146       283      (137)
  Income tax expense                                                                      (1)       34       (35)
  Minority interests on adjustments                                                       (6)      (25)       19
                                                                                    --------    ------     -----
ADJUSTED NET INCOME (LOSS)                                                          E    239    E  (56)      295
                                                                                    ========    ======     =====








(a)   As reported in the consolidated statement of income.

(b) As at March 31, 2004, comprised of reversal of provision accruals as a result of mark-to-market of interest rate swap (E42 million) and DuPont shares (E48 million) and other net financial provision accrual and amortization of financial charges of E22 million.

(c) As at March 31, 2004, comprised of capital losses of portfolio investments and marketable securities.



                                      9/12

                                  APPENDIX III
                                VIVENDI UNIVERSAL
               REVENUES AND OPERATING INCOME BY BUSINESS SEGMENT
                            (French GAAP, unaudited)



                                                     AS PUBLISHED
                                                 Quarter Ended March 31,
                                           ----------------------------------
(In millions of euros)                      2004          2003       % Change
----------------------                      ----          ----       --------
REVENUES
   Canal+ Group                            E   923      E 1,166         -21%
   Universal Music Group                       978        1,100         -11%
   Vivendi Universal Games                      77          106         -27%
   Vivendi Universal Entertainment           1,493        1,446            3%
                                           -------      -------      -------
   MEDIA                                   E 3,471      E 3,818           -9%
   SFR Cegetel Group                         2,058        1,781           16%
   Maroc Telecom                               376          357            5%
                                           -------      -------      -------
   TELECOM                                 E 2,434      E 2,138           14%
   Other (a)                                    68          196         -65%
                                           -------      -------      -------
   TOTAL VIVENDI UNIVERSAL                 E 5,973      E 6,152          -3%
                                           =======      =======      =======
     (EXCLUDING VUP ASSETS SOLD IN 2003)

   VUP assets sold in 2003 (b)                  --           80           --
                                           -------      -------      -------
   TOTAL VIVENDI UNIVERSAL                 E 5,973      E 6,232           -4%
                                           =======      =======      =======
OPERATING INCOME (LOSS)

   Canal+ Group                            E    74      E   158          -53%
   Universal Music Group                       (16)         (28)          43%
   Vivendi Universal Games                     (45)         (24)         -88%
   Vivendi Universal Entertainment             246          213           15%
                                           -------      -------      -------
   MEDIA                                   E   259      E   319          -19%
   SFR Cegetel Group                           552          465           19%
   Maroc Telecom                               161          138           17%
                                           -------      -------      -------
   TELECOM                                 E   713      E   603           18%
   Holding & corporate                         (46)         (71)          35%
   Other (a)                                     4           (7)          --
                                           -------      -------      -------
   TOTAL VIVENDI UNIVERSAL                 E   930      E   844           10%
                                           =======      =======      =======
     (EXCLUDING VUP ASSETS SOLD IN 2003)

   VUP assets sold in 2003 (b)                  --           --           --
                                           -------      -------      -------
   TOTAL VIVENDI UNIVERSAL                 E   930      E   844           10%
                                           =======      =======      =======




(a) Correspond to Vivendi Universal Publishing (VUP) activities in Brazil (Atica & Scipione) deconsolidated since January 1, 2004, Internet operations abandoned since January 1, 2004, Vivendi Telecom International, Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions.

(b)   Correspond to Comareg sold in May 2003.



                                     10/12

                                   APPENDIX IV

                                VIVENDI UNIVERSAL
               REVENUES AND OPERATING INCOME BY BUSINESS SEGMENT
                            (French GAAP, unaudited)


                                                         PRO FORMA (A)
                                        -------------------------------------------------
                                                   Quarter Ended March 31,
                                        -------------------------------------------------
                                                                              % Change at
                                                                                constant
(In m illions of euros)                   2004        2003        % Change      currency
-----------------------                   ----        ----        --------      --------
REVENUES
    Canal+ Group                        E   923      E   930           -1%           0%
    Universal Music Group                   978        1,100          -11%          -5%
    Vivendi Universal Games                  77          106          -27%         -17%
    Vivendi Universal Entertainment       1,493        1,446            3%          21%
                                        -------      -------      -------      -------
    MEDIA                               E 3,471      E 3,582           -3%           7%
    SFR Cegetel Group                     2,058        1,781           16%          16%
    Maroc Telecom                           376          357            5%           9%
                                        -------      -------      -------      -------
    TELECOM                             E 2,434      E 2,138           14%          14%
    Other (b)                                68          196          -65%         -63%
                                        -------      -------      -------      -------
    TOTAL VIVENDI UNIVERSAL             E 5,973      E 5,916            1%           7%
                                        =======      =======      =======      =======

OPERATING INCOME (LOSS)

    Canal+ Group                        E    74      E    45           64%          64%
    Universal Music Group                   (16)         (28)          43%          36%
    Vivendi Universal Games                 (45)         (24)         -88%        -x2.2
    Vivendi Universal Entertainment         246          213           15%          36%
                                        -------      -------      -------      -------
    MEDIA                               E   259      E   206           26%          42%
    SFR Cegetel Group                       552          465           19%          19%
    Maroc Telecom                           161          138           17%          20%
                                        -------      -------      -------      -------
    TELECOM                             E   713      E   603           18%          19%
    Holding & corporate                     (46)         (71)          35%          32%
    Other (b)                                 4           (7)          --           --
                                        -------      -------      -------      -------
    TOTAL VIVENDI UNIVERSAL             E   930      E   731           27%          32%
                                        -------      -------      -------      -------






(a) The pro forma information illustrates the effect of the divestitures of Telepiu in April 2003 and of Comareg in May 2003 as if these transactions had occurred at the beginning of 2003. The pro forma information is calculated as the actual results of Vivendi Universal's businesses less the actual results reported by each of the divested businesses in each period presented. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2003.

(b) Correspond to Vivendi Universal Publishing (VUP) activities in Brazil (Atica & Scipione) deconsolidated since January 1, 2004, Internet operations abandoned since January 1, 2004, Vivendi Telecom International, Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions.



                                     11/12

                                   APPENDIX V

                                VIVENDI UNIVERSAL
               REVENUES AND OPERATING INCOME BY BUSINESS SEGMENT
                            (French GAAP, unaudited)


                                                       COMPARABLE BASIS (A)
                                        ------------------------------------------------
                                                     Quarter Ended March 31,
                                        ------------------------------------------------
                                                                             % Change at
                                                                               constant
(In m illions of euros)                   2004         2003      % Change      currency
-----------------------                   ----         ----      --------      --------
REVENUES
    Canal+ Group                        E   923      E   855            8%           9%
    Universal Music Group                   978        1,100          -11%          -5%
    Vivendi Universal Games                  77          106          -27%         -17%
    Vivendi Universal Entertainment       1,493        1,380            8%          27%
                                        -------      -------      -------       ------
    MEDIA                               E 3,471      E 3,441            1%          11%
    SFR Cegetel Group                     2,058        1,807           14%          14%
    Maroc Telecom                           376          357            5%           9%
                                        -------      -------      -------       ------
    TELECOM                             E 2,434      E 2,164           12%          13%
    Other (b)                                68           86          -21%         -16%
                                        -------      -------      -------       ------
    TOTAL VIVENDI UNIVERSAL             E 5,973      E 5,691            5%          11%
                                        =======      =======      =======       ======
OPERATING INCOME (LOSS)

    Canal+ Group                        E    74      E    44           68%          68%
    Universal Music Group                   (16)         (28)          43%          36%
    Vivendi Universal Games                 (45)         (24)         -88%        -x2.2
    Vivendi Universal Entertainment         246          228            8%          27%
                                        -------      -------      -------       ------
    MEDIA                               E   259      E   220           18%          33%
    SFR Cegetel Group                       552          471           17%          17%
    Maroc Telecom                           161          138           17%          20%
                                        -------      -------      -------       ------
    TELECOM                             E   713      E   609           17%          18%
    Holding & corporate                     (46)         (71)          35%          32%
    Other (b)                                 4           (7)          --           --
                                        -------      -------      -------       ------
    TOTAL VIVENDI UNIVERSAL             E   930      E   751           24%          29%
                                        =======      =======      =======       ======








(a) Comparable basis essentially illustrates the effect of the divestitures at Canal+ Group (Telepiu, Canal+ Nordic, Canal+ Belgium and Flemish, etc...), VUE (Spencer Gifts), VUP (Comareg and Atica & Scipione) and Vivendi Telecom Hungary, the abandonment of Internet operations and includes the full consolidation of Telecom Developpement at SFR Cegetel Group as if those transactions had occurred at the beginning of 2003.

(b) Correspond to Vivendi Telecom International (excluding Vivendi Telecom Hungary), Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions.

                                     12/12